FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group plc (RBS) reports first half operating profit(1) of £1,871 million vs £1,132 million in H1 2010
Core operating profit in Q2 2011 of £1,676 million, compared with £2,093 million in Q1 2011 and £1,574 million in Q2 2010
Q2 attributable loss of £897 million includes previously announced £850 million charge for Payment Protection Insurance claims and £733 million provision related to Greek government bonds
Core Tier 1 ratio 11.1%, H1 Core return on equity 13%, Group loan:deposit ratio 114%

Key highlights
RBS maintained steady momentum in its Core Retail & Commercial (R&C) businesses in the second quarter, while Global Banking & Markets (GBM) saw reduced revenue as risk aversion dampened client activity. RBS Insurance built on its recovery, while in Ulster Bank total impairments declined slightly vs Q1 2011. Our Non-Core division, meanwhile, made further progress in asset disposals, underpinning the Group's risk reduction programme.

Despite significant market, economic and regulatory headwinds, Core return on equity in the first half was 13%, and the Group continues to track well towards the targets set out in its five year strategic plan.

•
Income - Group income was £7,767 million in the second quarter, down 3% from Q1 2011 and 5% from Q2 2010, with R&C stable and GBM down from a strong first quarter, as the uncertain market environment weakened client activity across all trading desks.

•
Expenses - Group second quarter expenses were £3,892 million, down 6% from Q1 2011 and 5% from Q2 2010, driven by lower staff costs in GBM and continued cost discipline. The Group cost:income ratio improved to 56%, compared with 58% in Q1 2011 and 60% in Q2 2010.

•
Impairments - Impairments were £2,264 million in Q2 2011 vs £1,947 million in Q1 2011 and £2,487 million in Q2 2010, driven principally by higher provisions in Non-Core, primarily associated with land values in Ireland and impairments relating to a small number of large corporates. Total first half impairments were 18% lower than in the prior half year at £4,211 million. Core impairments in Q2 2011 were 2% lower than in the prior quarter and 22% down from Q2 2010, reflecting continued favourable trends.

•
Balance sheet - Group funded balance sheet was £1,051 billion at 30 June 2011, down £1 billion compared with Q1 2011 and £7 billion lower than Q2 2010. Non-Core third party assets (excluding derivatives) declined to £113 billion during the quarter. The credit provision balance grew by £1.5 billion to £21 billion, as coverage of Risk Elements in Lending (REIL) improved to 49%.

•
Funding and liquidity - The Group loan:deposit ratio (LDR) continued to improve to 114%, with the Core LDR stable at 96%. The Group completed £18 billion of its £23 billion 2011 issuance target as of 30 June 2011, and has increased its liquidity portfolio to £155 billion.

•
Capital - Core Tier 1 ratio remained strong at 11.1%, with gross risk-weighted assets (excluding relief associated with the Asset Protection Scheme) £9 billion lower than the prior quarter end. TNAV was up slightly at 50.3p per share.

Note:
(1)
Operating profit/(loss) before tax, movements in the fair value of own debt (FVOD), Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, RFS Holdings minority interest and interest rate hedge adjustments on impaired available-for-sale government bonds. Statutory operating loss before tax of £794 million for the half year ended 30 June 2011.

Key financial data

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Core
Total income (1)	6,789	7,547	7,307	14,336	15,513
Operating expenses (2)	(3,557)	(3,798)	(3,528)	(7,355)	(7,319)
Insurance net claims	(703)	(784)	(1,108)	(1,487)	(2,111)
Operating profit before impairment losses (3)	2,529	2,965	2,671	5,494	6,083
Impairment losses (4)	(853)	(872)	(1,097)	(1,725)	(2,068)
Core operating profit (3)	1,676	2,093	1,574	3,769	4,015

Non-Core operating loss (3)	(858)	(1,040)	(1,324)	(1,898)	(2,883)

Group operating profit (3)	818	1,053	250	1,871	1,132

Fair value of own debt	339	(480)	619	(141)	450
Asset Protection Scheme credit default swap - fair value changes	(168)	(469)	500	(637)	-
Payment Protection Insurance costs	(850)	-	-	(850)	-
Sovereign debt impairment	(733)	-	-	(733)	-
Other items (5)	(84)	(220)	(195)	(304)	(413)

(Loss)/profit before tax	(678)	(116)	1,174	(794)	1,169

(Loss)/profit attributable to ordinary and B shareholders	(897)	(528)	257	(1,425)	9

Memo: APS after tax cost (6)	(123)	(345)	360	(468)	-

	30 June 2011	31 March 2011	31 December 2010

Capital and balance sheet
Total assets	£1,446bn	£1,413bn	£1,454bn
Funded balance sheet (7)	£1,051bn	£1,052bn	£1,026bn
Loan:deposit ratio (Group) (8)	114%	115%	117%
Loan:deposit ratio (Core) (8)	96%	96%	96%
Core Tier 1 ratio	11.1%	11.2%	10.7%
Tangible equity per ordinary and B share (9)	50.3p	50.1p	51.1p

Notes:
(1)
Excluding movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.

(2)	Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and RFS Holdings minority interest.
(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and other items (see Note 5 below).

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)
Other items comprise amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, RFS Holdings minority interest and interest rate hedge adjustments on impaired available-for-sale government bonds. Refer to page 16 of the main announcement for further details.

(6)	Asset Protection Scheme credit default swap - fair value changes, net of tax.
(7)	Funded balance sheet is total assets less derivatives.
(8)	Net of provisions.
(9)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.

Comment

Stephen Hester, Group Chief Executive, commented:

"RBS's second quarter results show the Group's restructuring momentum continues whilst Core business performance is resilient in challenging market conditions.

I am pleased with progress across key aspects of the RBS Strategic Plan.  The run-down of Non-Core assets is ahead of schedule and c.60% below our starting point. The large improvements in balance sheet structure and funding that we have accomplished particularly show their value in turbulent debt markets such as those of recent months. In our Core businesses important turnarounds in RBS Insurance and Citizens continue. New provisioning in Ireland has shown its first quarterly decline.

Service to customers remains at the heart of our mission. It is even more important with economic recovery slower than had been hoped for which will also affect the speed of our own recovery. However, the Bank's principal businesses remain solidly profitable, though results in GBM have been impacted by difficult markets.

There is no shortcut to achieving our goals. We seek excellence in support of customers; a strong risk profile with the past accounted for; and the improved shareholder returns important to all. This is our focus. Economic and regulatory headwinds may be challenging but the momentum that our people and restructuring actions have sustained thus far in the RBS recovery plan should continue to stand us in good stead."

Highlights

Second quarter results summary

The Royal Bank of Scotland Group (RBS or the Group) reported an operating profit(1) of £818 million in the second quarter of 2011, 22% lower than in Q1 2011 but up from £250 million in Q2 2010.

This result reflects steady momentum in the Core Retail & Commercial (R&C) businesses, with further progress in the US and reduced losses in Ulster Bank, but lower revenue in Global Banking & Markets (GBM), where weaker client activity across all trading desks and active risk reduction within the business reflected the uncertain market environment. RBS Insurance continued its recovery.

Core return on equity (RoE) was 12%, down from 15% in Q1 2011 but stable in comparison with Q2 2010. RoE in the R&C businesses improved slightly, while GBM saw a decline in the quarter.

Non-Core continued its risk reduction programme, with funded assets falling by £12 billion during the quarter as the division worked through its pipeline of disposals. Non-Core remains on track to meet its target of reducing third party assets to below £100 billion by the end of the year.

A charge of £850 million, previously announced, was booked during the second quarter for Payment Protection Insurance claims. In addition a provision for impairment of £733 million was booked against Greek government bonds. If the proposed restructuring of Greek government debt announced in July is effected, RBS could recognise a credit of c.£275 million in the second half of 2011, partially offsetting this charge. A liability management exercise in Ulster Bank resulted in a gain of £255 million on the purchase of own asset securitisation debt during the quarter.

A gain of £339 million was recorded on movements in the fair value of own debt, as credit spreads widened, compared with a charge of £480 million in Q1 2011 and a gain of £619 million in Q2 2010. A further charge of £168 million (compared with £469 million in the first quarter) was booked in respect of the Asset Protection Scheme (APS), which is accounted for as a derivative. The cumulative APS charge now stands at £2,187 million.

After these and other charges, RBS recorded a pre-tax loss of £678 million. After tax and minority interests, the attributable loss was £897 million, compared with a loss of £528 million in Q1 2011 and a profit of £257 million in Q2 2010.

Income
Group income totalled £7,767 million, down 3% from Q1 2011, with R&C revenues up 1% while GBM revenues fell back from a strong first quarter result, as the uncertain trading environment dampened client activities across all trading desks. GBM income in the first half, at £3,930 million, was broadly in line with previous guidance on annual run rates. However, fixed income and currency flows are inherently volatile, and in current difficult market conditions we have reduced risk exposures in the division, which is likely to result in lower run rates until customer confidence improves. Compared with the second quarter of 2010, Group income was 5% down.

Non-Core income performance, on the other hand, was strong, up from £486 million in the first quarter to £978 million in the second quarter, reflecting gains on a number of securities arising from restructured assets.

(1)	As defined on page i.

Highlights (continued)

Second quarter results summary (continued)

Net interest income was 2% lower than in the first quarter, with Group net interest margin narrowing to 1.97% from 2.03%, reflecting a Q1 2011 non-recurring item in UK Corporate, as well as precautionary liquidity and funding strategies given the environment. Underlying R&C net interest margin was stable at 3.22% compared with 3.21% in Q1 2011. Non-interest income fell by 4% from Q1 2011, reflecting principally the decline in trading income in GBM. This was partially offset by the strong performance in Non-Core.

Expenses
Group second quarter costs totalled £3,892 million, down 6% from Q1 2011 and down 5% from Q2 2010. This was principally driven by reduced staff costs in GBM, reflecting the division's lower income levels, as well as overall tight expense discipline.

The Group cost:income ratio improved to 56%, compared with 58% in Q1 2011 and 60% in Q2 2010. The Core cost:income ratio was 58%, compared with 56% in Q1 2011 and 57% in Q2 2010.

Impairments
Impairments were £317 million higher at £2,264 million in Q2 2011, driven principally by additional provisions in respect of development land values in Non-Core's Irish portfolios and a small number of impairments relating to large corporates. Core impairments were 2% lower than in Q1 2011 at £853 million and 22% down from Q2 2010, with more stable trends in Core Ulster Bank and US loan books partially offset by a number of single name corporate impairments. Core impairments represented 0.8% of loans and advances to customers, compared with 0.8% in Q1 2011 and 1.0% in Q2 2010.

The combined Ulster Bank (Core and Non-Core) impairment charge of £1,251 million for Q2 2011 was £49 million lower than Q1 2011. This reflected a decrease in defaulting loans and a stabilisation of mortgage loan loss metrics, offset by deteriorating collateral values in our development portfolios.

Balance sheet
RBS's balance sheet remained stable in the second quarter, with Group third party assets (excluding derivatives) of £1,051 billion, compared with £1,052 billion at 31 March 2011.

Non-Core third party assets fell by £12 billion to £113 billion during the second quarter, driven by £7 billion of disposals and £5 billion of portfolio run-off. Over the 12 months ending 30 June 2011, Non-Core assets declined by £61 billion (35%), including £36 billion of disposals and £26 billion of run-off.

Core third party assets grew by £11 billion during the quarter, with strong asset growth in Global Transaction Services (GTS) and increased cash balances held with central banks.

Funding and liquidity
The Group funding gap fell by £5 billion to £61 billion in the quarter, as the Group loan:deposit ratio (LDR) improved to 114% versus 115% in Q1 2011 and 128% in Q2 2010. The Core LDR was 96%, flat to the first quarter and down from 102% in Q2 2010.

Highlights (continued)

Second quarter results summary (continued)

Short term wholesale funding, excluding derivative collateral, increased slightly, reflecting the approaching maturity of medium term notes issued under the Credit Guarantee Scheme, which are on track to be repaid in full by Q2 2012. The liquidity portfolio remained above target at £155 billion and increased £18 billion year on year.

RBS issued £8 billion of term funding during the second quarter, taking total term issuance for the first half to £18 billion, compared with a full year target of £23 billion. Issuance was principally in euros and US dollars.

Capital
The Core Tier 1 ratio remained strong at 11.1%. The movement in the ratio from the first quarter reflected a small reduction in Core Tier 1 capital driven by the loss in the quarter partially offset by a small decline in gross risk-weighted assets, excluding the benefit provided by the APS. During the second quarter RWAs fell in GBM and Non-Core, but rose in Ulster Bank, where the continuing weak credit environment led to increased risk weightings. Compared with Q2 2010, gross Group RWAs have fallen by £9.4 billion. The APS provided a benefit to the Core Tier 1 ratio of approximately 1.3%, unchanged in the quarter.

Strategic plan
Measure	Worst point	Q2 2010	Q2 2011	2013 Target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	12%	12%	>15%
• Cost:income ratio (3)	97%(4)	57%	58%	<50%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	10.5%	11.1%	>8%
• Loan:deposit ratio	154%(6)	128%	114%	c.100%
• Short-term wholesale funding (excluding derivatives collateral)	£297bn	£163bn	£148bn	<£125bn
• Liquidity portfolio (7)	£90bn(8)	£137bn	£155bn	c.£150bn
• Leverage ratio (9)	28.7x(10)	17.2x	17.8x	<20x

Notes:
(1) Based on indicative Core attributable profit taxed at 28% and Core average tangible equity per the average balance sheet
(c. 70% of Group tangible equity based on RWAs); (2) Group return on tangible equity for 2008; (3) Cost:income ratio net of insurance claims; (4) Year ended 31 December 2008; (5) As at 1 January 2008; (6) As at October 2008; (7) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (8) As at December 2008; (9) Funded tangible assets divided by total Tier 1 capital; (10) As at June 2008.

Highlights (continued)

Second quarter results summary (continued)

Regulation
The international regulatory reform agenda has continued to progress in recent months, including the announcement of draft proposals from the European Commission for the implementation of the Basel III capital and liquidity framework, publication by the Basel Committee of increased loss absorbency requirements for banks deemed to be of global systemic importance and consultation by the Financial Stability Board on measures to enable the effective resolution of systemically important financial institutions.

In the UK, RBS has responded to the Interim Report of the Independent Commission on Banking, welcoming the Commission's support for the far-reaching programme of international reform. This programme in RBS's view will bring about a substantial reduction in both the probability of bank failure and the impact of such failure and thereby effectively tackle the issue of implicit state subsidies.

RBS continues to engage with the Commission and with regulators on the Commission's proposals for ring-fencing certain activities. In RBS's view, ring-fencing is unlikely to meet the tests set out in the Commission's terms of reference. We believe it might actually result in increased risk whilst costs to banks and the broader economy could be significant. The case for going further than the international reform under way is unproven. The economic and market backdrop also suggest that further change may be ill-timed.

RBS's analysis of these issues and constructive proposals regarding a ring-fence are set out in the above referenced response to the Commission, available on the RBS website.

Customer franchises
Central to the Group's strategic plan is the objective of serving our customers well and better.  Throughout the last two years our businesses have demonstrated their commitment to making this a firm reality.  We continue to execute previously announced programmes and the first half of 2011 saw further examples of that commitment.

Key to all of our businesses is ensuring that customers have access to the products and services they require, where and when they require them.  In working to achieve this, many of our businesses have focused on how they can work together to improve the customer experience.

GBM, GTS and UK Corporate have established a cross-business committee to work with customers to develop and deepen the relationships already in place and ensure that customers receive a truly joined-up service from the Group.

During H1 2011 GTS also worked in partnership with Citizens in the US to provide a new, all-in-one, cash management tool to SME customers. The tool is accessed online from a computer or mobile device and was developed as a result of direct feedback from Citizens customers, allowing smaller businesses to improve the efficiency and effectiveness of their everyday cash transactions.

Highlights (continued)

Second quarter results summary (continued)

In the UK, UK Corporate's newly launched "Ahead for Business" campaign brings together the services provided by its own relationship managers but also some of those provided by GTS, GBM and UK Retail. For instance, GTS can provide advice and support for UK businesses looking to expand internationally, GBM can carry out foreign exchange transactions on behalf of smaller clients and UK Retail provide the branch network and online capabilities which allow many of UK Corporate's customers to interact with the RBS Group.

Developments in technology have also helped meet our goal of improving the customer experience; the development of an updated iPhone application by UK Retail in H1 2011 allowed customers sight of all their accounts held with RBS or NatWest and provided the capability to make transfers between them. Wealth's continuing use of social media in increasing public awareness of the Coutts brand, and of the products and services on offer was another example. GBM also improved its online research and trading portal in the quarter with innovative tools such as the application for the BlackBerry PlayBook, which provides tailored research to clients on the move.

The Group recognises that there is still progress to be made, but remains committed to improving standards of customer service in all its businesses.

UK Lending
RBS is committed to supporting its UK customers and the UK economy as a whole. Lending to UK businesses is one way in which the Group provides this support, and in H1 2011 the Group provided a total of £44.2 billion of new lending to UK business customers. This comprised £16.7 billion of gross new loans and facilities to mid and large corporates, £7.2 billion of mid-corporate overdraft renewals, £15.5 billion of gross new loans and facilities to SMEs and £4.8 billion of SME overdraft renewals. RBS continues to make available lending facilities considerably in excess of its market share of UK corporate and SME relationships, highlighting the effectiveness of the Group's efforts to support business customers.

The Group recognised the importance of the overdraft as a source of finance for SMEs when it introduced its Overdraft Price Promise in 2008.  Since then, the overdraft price promise has been a significant driver of lending volumes, and over a quarter of gross new lending to SMEs in H1 2011 represented an overdraft renewal or new overdraft facility. Over 90% of SME customers have had their overdrafts renewed at the same or a lower margin, representing a total saving to customers of £250 million.

Demand from mid and large corporates remained robust in the second quarter, with the attractive rates available in the market encouraging many businesses to refinance. This led to strong gross new lending volumes, though repayments were also high. Mid and large corporate drawn balances totalled £52.8 billion at 30 June 2011, compared with £54.5 billion at the end of Q1 2011.

Highlights (continued)

Second quarter results summary (continued)

Repayments also continued at elevated levels in the SME segment in Q2 2011, with the result that drawn balances declined during the quarter. In the manufacturing and public administration sectors, however, drawn balances increased, reflecting stronger demand in these sectors. Core SME drawn balances totalled £52.3 billion at 30 June 2011, compared with £53.5 billion at 31 March 2011. Excluding real estate and construction, balances were 1% lower.

Demand for credit from SMEs remains well below pre-crisis levels. The independent SME Finance Monitor survey showed that 81% of SMEs had no plans to borrow in the following three months and only 2% of SMEs cited lack of external finance as the main obstacle to running their business over the same time period. This is reflected in the continued low volumes of applications for new lending received from businesses - 139,000 in H1 2011, down 20% from H1 2010. Approval rates remained above 85% in H1 2011, but overdraft utilisation rates also fell away from the seasonal high in Q1 2011.

The Group is committed to fostering demand and has launched a number of new initiatives, under the banner of "Ahead for Business", designed to ensure that SME customers banking with the Group can be confident in realising their potential. Specific activities include reinforcing the "open for business" message through the provision of funds targeted at specific segments including renewables and franchises. The Group has invested in increasing relationship managers' skills, with over 4,000 relationship managers completing accredited qualifications.

Outlook
RBS targets continued progress in implementing its restructuring plans. The trajectory of economic recovery and interest rates will influence the pace of R&C profit improvement. GBM seems likely to experience activity levels below those targeted while markets remain anxious. The pattern of regulatory change will also impact industry outlook. Despite these factors the bank will remain focussed on supporting customers, reducing risk and building sustainable profitability.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' presentation
The Royal Bank of Scotland Group will be hosting an analyst presentation following the release of the results for the half year ended 30 June 2011. The presentation will also be available via a live webcast and audio call. The details are as follows:

Date:	Friday 5 August 2011
Time:	9.30 am UK time
Webcast:	www.rbs.com/ir
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document, will be available on www.rbs.com/ir.

Financial supplement
A financial supplement will be available on www.rbs.com/ir. This supplement shows published income and balance sheet financial information by quarter for the last nine quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary